THIRD AMENDMENT TO THE
HOLLY CORPORATION
LONG-TERM INCENTIVE COMPENSATION PLAN

(Renamed the HollyFrontier Corporation Long-Term Incentive Compensation Plan)

THIS THIRD AMENDMENT (the “Third Amendment”) to the Holly Corporation Long-Term Incentive Compensation Plan, as amended from time to time (the “Plan”), is made by HollyFrontier Corporation (the “Company”).
W I T N E S S E T H:

WHEREAS, on July 1, 2011, North Acquisition Inc., a wholly-owned subsidiary of Holly Corporation (“Holly”), merged with and into Frontier Oil Corporation (“Frontier”), and Frontier merged with and into Holly (the “Merger”), and the resulting company was named “HollyFrontier Corporation”;
WHEREAS, immediately prior to the Merger, Holly sponsored and maintained the Plan, under which it was authorized to grant equity-based incentive awards to certain of its employees and service providers;
WHEREAS, the Company became sponsor of the Plan effective as of the consummation of the Merger;
WHEREAS, Section 10(f) of the Plan provides that the Company’s board of directors (the “Board”) may amend the Plan under certain circumstances; and

WHEREAS, the Board has determined that it is desirable to amend the Plan in the manner contemplated hereby to reflect (i) the change in sponsorship of the Plan and (ii) the two for one stock split effected by the Company on August 31, 2011.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is amended as set forth below:

1.    Effective as of the consummation of the Merger, all references in the Plan to “Holly Corporation” and the “Company” are hereby revised to refer to HollyFrontier Corporation, and all references to “Shares” contained in the Plan are hereby revised to refer to the common stock of HollyFrontier Corporation, par value $0.01 per share, and such other securities as may be substituted or resubstituted therefor in accordance with the Plan.

2.    Effective as of August 31, 2011, and in accordance with the adjustment provisions set forth in Section 10 of the Plan, the share limitations in the Plan shall be adjusted to reflect the two for one stock split effected by the Company on August 31, 2011, as follows:

Section 4(a) of the Plan is hereby deleted and replaced in its entirety with the following:

(a) Overall Number of Shares Available for Delivery.  Subject to adjustment in a manner consistent with any adjustment made pursuant to Section 10 of the Plan, the total number of Shares that may be delivered in connection with Awards under the Plan shall not exceed 12,000,000, including all Shares delivered with respect to Options granted under the Plan prior to the Amendment Effective Date.

Section 5 of the Plan is hereby deleted and replaced in its entirety with the following:

5. Eligibility; Per Person Award Limitations. Awards may be granted under the Plan only to Eligible Persons. In each fiscal year or 12-month period, as applicable, during any part of which the Plan is in effect, an Eligible Person may not be granted (a) Awards, provided for in Sections 6 and 7 of the Plan, relating to more than 1,200,000 Shares, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 10 of the Plan, or (b) Awards, provided for in Section 8 of the Plan, with a value at the time of payment which exceeds the Fair Market Value of 1,200,000 Shares as of the date of grant of the Award.

RESOLVED, FURTHER, that except as provided above, the Plan shall continue to read in its current state.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Company has caused the execution of this Third Amendment by its duly authorized officer.

HOLLYFRONTIER CORPORATION

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

Date:    November 9, 2012